Exhibit 4.34

Land Plot Code:  440305005007GB00180

Land Plot No.: T107-0088

Summary of Nanshan Land Usage Rights Purchase

Agreement

Shen Di He Zi (2020) No. 8002

I. Parties to this Contract:

Grantor:	Nanshan Office, Planning and Natural Resources Bureau of Shenzhen Municipality
(“Party A”)

Legal Representative:	Yan Jinzhong	Title:	Director

Address:	No.10138 Shennan Avenue, Nanshan District, Shenzhen

Tel.:	26978183

Grantee:	Shenzhen Fenqile Network Technology Co., Ltd.
(“Party B”)

Legal Representative:	Xiao Wenjie	Title:	General Manager

Address:	No. 3099 Keyuan South Road, Yuehai Sub-district, Nanshan District, Shenzhen

Tel.:

III.      Party A shall grant Party B the right to use a land plot (the “Land Plot”) owned by the State. Natural resources and buried things beneath the Land Plot shall not be within the scope of the Land Use Right so granted.

IV.      On the date of this Contract, Party A grants Party B the right to use the Land Plot numbered T107-0088 (the “Land Use Right”), with  a land area of 2,911.25 square meters (see the area marked in red lines in the Land Plot Plan), and Party B has no challenge to the status quo of the Land Plot. After the execution of this Contract, the Land Plot shall be deemed to have been granted by Party A to Party B.

The specific property title requirements for the Land Plot shall be subject to the subsequent provisions of this Contract.

V.       The term of use for the Land Plot (the “Land Grant Period”) shall be thirty (30) years starting from February 26, 2020 to February 25, 2050.

VI.      The total grant price of the Land Use Right (the “Total Grant Price”) is RMB one billion thirty-two million (RMB1,032,000,000),  including RMB one hundred and fifty-four million, eight hundred thousand (RMB154,800,000) as the land grant premium, RMB three hundred and forty-nine thousand, three hundred and fifty (RMB349,350) as the land development fee, and RMB eight hundred and seventy-six million, eight hundred and fifty thousand, six hundred and fifty (RMB 876,850,650) as the municipal facilities fee.

VII.    The Land Plot shall be used for commercial purposes.

VIII.   The Land Plot, by its nature, belongs to the category of commodity housing land.

IX.      Requirements for the use of the Land Plot:

(I)       Floor area ratio: ≤ 16.04;

(II)      The gross floor area included in the calculation of the floor area ratio shall not be more than 46,700 square meters, including 43,300 square meters for offices, 2,000 square meters for commercial premises, 1,300 square meters for canteens, and 100 square meters for property management rooms.

The spaces used for underground garages, equipment rooms, public traffic, and other purposes shall not be included in the calculation of the floor area ratio.

(VI)    After the completion of any project on the Land Plot, Party B shall meet the following property title requirements:

The offices of 26,620 square meters and the canteens of 1,300 square meters shall not be transferred; the offices of 16,680 square meters may be partitioned and transferred through sale or lease by the Grantee (Party B) as policy-based preferential commercial offices to enterprises designated by the government of Nanshan District at a price or rent up to 70% of the market valuation of their price or rent at the time of Party B’s application for such sale or lease thereof and under the industrial supervision of the government of Nanshan District;  the commercial premises of 2,000 square meters may be partitioned and transferred upon the expiry of the five-year commitment period (i.e., from January 1, 2019 to December 31, 2023) if Party B passes the assessment of the performance of the Industrial Development Supervision Agreement; and the property management rooms of 100 square meters shall not be transferred and their ownership and handover shall be subject to the relevant provisions of the Property Management Regulation of Shenzhen Special Economic Zone.

The spaces on or under the  Land Plot to be used in connection with the facilities of Metro Line 13 shall be used for such purpose only, and the title to such spaces shall be owned by the holder of the right to use the Metro Line 13 project.

X.       Party B agrees to pay the Total Grant Price through the second method below:

(I)       Lump-sum payment, i.e., the Total Grant Price shall be paid in full in a lump sum within five working days of the execution of this Contract.

(II)      Payment in installments

1.        50% of the Total Grant Price shall be paid in a lump sum within 15 working days of the execution of this Contract, i.e., RMB five hundred and sixteen million (RMB516,000,000).

2.        The remaining 50% of the Total Grant Price shall be paid in a lump sum within one year of the execution of this Contract, i.e., RMB five hundred and sixteen million (RMB516,000,000).

XI.      If Party B fails to pay the Total Grant Price within the period stipulated herein, Party B agrees that Party A may terminate this Contract and take back the Land Use Right without consideration. Party A will not refund the performance security deposit paid by

Party B and may demand from Party B liquidated damages equal to 20% of the Total Grant Price.

If Party B delays in using the Land Plot due to Party A’s fault, Party A shall be liable for any losses thus caused to Party B.

XII.    In addition to the Total Grant Price payable to Party A, Party B shall pay the land use tax as required each year.

XV.    If the Land Use Right is auctioned or sold by a people’s court in enforcement proceedings, the floor area which shall not be transferred hereunder shall be transferred only in its entirety to any sub-grantee who shall then pay the grant price of the Land Use Right in accordance with applicable regulations. The sub-grantee shall succeed to the responsibilities and obligations of the Grantee under this Contract and the Industrial Development Supervision Agreement and be subject to the same conditions for the use of the Land Plot as specified under this Contract. When performing the procedures for the registration of transfer of the Land Use Right, the sub-grantee shall submit the certificate of its eligibility for such transfer issued by the competent eligibility review authority. If there is no eligible sub-grantee in the enforcement proceedings of the people’s court, the government has the priority to buy back the Land Use Right and any buildings (structures) on the Land Plot.

XVI.  If Party B fails to submit a renewal request as required or its renewal request fails to be approved when the Land Grant Period under this Contract expires, Party A shall take back  the Land Use Right without consideration and pay Party B a  compensation equal to the residual value of any buildings and other attachments on the Land Plot. Party B undertakes to hand over the Land Plot and any buildings and other attachments thereon to Party A by February 26, 2050 and to complete the procedures for deregistration of the Land Use Right and the titles to such buildings and other attachments within ten days upon the expiry of the Land Grant Period;  otherwise,  Party A will have the property title registration authority directly deregister the Land Use Right and such titles.

If Party B wishes to continue with the use of the Land Plot, Party B may submit a renewal request within six months prior to the expiry of the Land Grant Period. After the renewal request is approved and a new grant period,  the grant premium and any other conditions for the Land Use Right are determined, Party B shall enter into a new land use right grant contract with Party A, pay the grant price of the Land Use Right, and complete the procedures for registration of the Land Use Right.

XVII. If Party B terminates the investment and development of the Land Plot due to any reason attributable to itself and submits an application to Party A for the termination of this Contract and the return of the Land Plot, Party A shall, upon the approval of the people’s government that has originally approved the plan for the supply of the Land Plot, return a part of the grant price of the Land Use Right (without interest),  take back the Land Use Right, and make compensation for any buildings and structures on the Land Plot in accordance with the following provisions:

(I)       If the application is submitted to Party A after the construction commencement date agreed under this Contract, but within one year of such date, the grant price of the Land Use Right paid for the remaining Land Grant Period shall be refunded to Party B.

(II)      If the application is submitted to Party A after one year of the construction commencement date agreed under this Contract, but within two years of such date, the grant price of the Land Use Right paid for the remaining Land Grant Period shall be refunded to Party B after an idle land fee is levied from Party B as required.

If the people’s government that has originally approved the plan for the supply of the Land Plot disapproves the application, Party B shall continue with the performance of this Contract. If Party B refuses to do so, the Land Use Right and any buildings, structures and their ancillary facilities on the Land Plot shall be taken back by the government without consideration.

Party A:	Nanshan Office, Planning and Natural Resources Bureau of Shenzhen Municipality

(Seal)

Legal Representative:	YAN Jinzhong

Authorized Agent:	/s/ ZHOU Qinghua

Party B: Shenzhen Fenqile Network Technology Co., Ltd.

(Seal)

Legal Representative:	/s/ XIAO Wenjie

Authorized Agent:

Date of Execution:	February 26, 2020

Place of Execution:	No. 10138 Shennan Avenue, Nanshan District, Shenzhen